SCHEDULE 13G

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G
                               (RULE 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13(d)-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*


                       TANNING TECHNOLOGY CORPORATION
------------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                87588 P10 1
          -------------------------------------------------------
                               (CUSIP Number)

                               JULY 22, 1999
          -------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
   |_|    Rule 13d-1(b)
   |_|    Rule 13d-1(c)
   |X|    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                SCHEDULE 13G
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CUSIP NO. 87588 P10 1                        PAGE      1    OF     5   PAGES
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1   NAME OF REPORTING PERSON
    /I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       STEPHEN BROBST

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]
       (SEE INSTRUCTIONS)

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

  NUMBER OF      5  SOLE VOTING POWER

   SHARES            2,322,021

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         2,322,021

                 8  SHARED DISPOSITIVE POWER

                         0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,322,021

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES

          (SEE INSTRUCTIONS)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          11.50%

12  TYPE OF REPORTING PERSON

          IN

                                SCHEDULE 13G
-----------------------------                ----- ----- ---- ----------------
CUSIP NO. 87588 P10 1                        PAGE      2    OF     5   PAGES
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Item 1.

(a)     NAME OF ISSUER:      Tanning Technology Corporation (the "Company")

(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        4600 South Syracuse Street, Suite 1200
        Denver, Colorado 80237

Item 2.

(a) - (c)      NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS OFFICE;
               AND CITIZENSHIP:

               NAME OF PERSON FILING; ADDRESS OF RESIDENCE; AND CITIZENSHIP:

               This statement is filed on behalf of Stephen Brobst ("Brobst"). Brobst is a United States citizen. The address of principal business office of Brobst is:

               c/o Tanning Technology Corporation
               4600 South Syracuse Street, Suite 1200
               Denver, Colorado 80237

2(d) TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.01 per share of the Company (the "Shares")

2(e)           CUSIP NUMBER:  87588 P10 1


Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13-2(b), CHECK WHETHER THE PERSON FILING IS A:


               This Item 3 is not applicable.


Item 4.        OWNERSHIP:


(a)            AMOUNT BENEFICIALLY OWNED:

               Brobst may be deemed the beneficial owner of 2,322,021 Shares, all of which he holds directly.

(b)            PERCENT OF CLASS:

                                SCHEDULE 13G
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CUSIP NO. 87588 P10 1                        PAGE      3    OF     5   PAGES
-----------------------------                ----- ----- ---- ----------------

               The number of Shares of which Brobst may be deemed to be the beneficial owner constitutes approximately 11.50% of the total number of Shares outstanding.

(c)            NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)    sole power to vote or to direct the vote:

                      2,322,021

               (ii)   shared power to vote or to direct the vote:

                      0

               (iii)  sole power to dispose or to direct the disposition of:

                      2,322,021

               (iv)   shared power to dispose or to direct the disposition of:

                      0


Item 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not applicable.


Item 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not applicable.


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not applicable.


Item 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not applicable.

                                SCHEDULE 13G
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CUSIP NO. 87588 P10 1                        PAGE      4    OF     5   PAGES
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Item 9.        NOTICES OF DISSOLUTION OF GROUP:


               Not applicable.


Item 10.       CERTIFICATIONS:


               Not applicable.

                                SCHEDULE 13G
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CUSIP NO. 87588 P10 1                        PAGE      5    OF     5   PAGES
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                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 Dated:  February 14, 2000                    STEPHEN BROBST
                                              /s/ Stephen Brobst
                                              ---------------------------